February 26, 2019

Shy Basson
Chief Financial Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

       Re: Itamar Medical Ltd.
           Registration Statement on Form 20-F
           Filed December 31, 2018
           File No. 001-38775

Dear Mr. Basson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Ido Zemach, Esq.